

EASTMAIN

FACT SHEET

Fall 2003 (Nov 10th update)

Eastmain Resources Inc. ER:TSX

Eastmain Resources Inc. (ER:TSX)

US SEC 12g3-2b file # 82-4421

Highlights

- ***US$5.25 per share in gold at Clearwater ($385 per ounce)***
- **C$1.6 Million expenditure added US$100 Million in gold (2002)**
- ***C$2 per inferred ounce discovery cost in 2002***
- **New strategic alliance with GOLDCORP Inc.**
- ***7-year listing on The Toronto Stock Exchange***
- **C$5 Million in cash and no debt**
- ***>12 Million shares traded since May 1, 2003***

Clearwater Project (Eastmain/ SOQUEM)

- *Eastmain option to earn 75% interest*
- 2003 Resource estimate in progress
- ***2002 Resource: 630,000 ounces of contained gold***
  1,024,968 tonnes @ 8.15 g/t gold (9.43 g/t uncut) indicated resource
  1,614,525 tonnes @ 5.88 g/t gold (6.08 g/t uncut) inferred resource
  2,666,493 tonnes @ 6.75 g/t gold (7.37 g/t uncut) Total resource
- 25-metre spaced shallow drilling @ 15 g/t Au grade
- ***High-grade veins and zones exposed on surface:***

JQ Vein	**30.4 g/t gold / 167m x 1.3m**
P Vein	**18.1 g/t gold / 138m x 1.23m**
R Vein	**58.2 g/t gold / 26m x 1.08m**
V16	**21.3 g/t gold / 67m x 1.0m**
V12	***118 g/t gold / 22m x 0.6m***

Tourmaline zone – 67.1 g/t gold / 3.7m wide

- Metallurgical testing confirms 95.7 to 98.6% gold recoveries
- New infrastructure with $34M road and future power

Reserve Creek, Ontario (Eastmain/Slam Exploration)

- Multiple gold zones over 1,000 ft. length

Zone A	0.34 oz/ton over 22 ft.
Zone B	0.35 oz/ton over 19 ft.
Zone C	2.12 oz/ton over 0.5 ft.

- Large land package within famous Red Lake Belt
- 2nd advanced gold project with untested discovery potential

Abitibi Extension Project (100% Eastmain; Dianor Option)

- Gold, base metals and diamond targets. Extension of one of the world's richest mineral belts. Large "blue-sky" discovery potential.
- High priority untested geophysical anomalies for gold and base metals; 100's of circular magnetic anomalies (DIAMOND targets).

Trading Symbol	**ER:TSX**
52 week trading range	
High	$ 0.61
Low	$ 0.27
Average daily volume	
# Shares	>100,000
Shares Issued (Millions)	
Basic	41.2
Fully Diluted	50.1
Market Capitalization ($Millions)	
Basic	$ 23.5
Fully Diluted	$ 28.5
Working Capital ($Millions)	
Treasury	$ 5.00
Tax Rebates	$ 1.40
Fully Diluted	$ 9.50

Major Shareholders (>40% of issued shares)

Goldcorp Inc.
Sprott-Asset Management
Dundee Precious Metal Fund
SIDEX, société en commandite
Management
Contrarian Fund
LOM Group
BHP Billiton Plc
SOQUEM
Anglo Pacific Group

Plummer Additional Project (Phelps Dodge Option)

IOCG (Iron Oxide Copper Gold) project – Copper-uranium-gold-iron oxide breccias, analogus to Olympic Dam deposit – 2,320 million tonnes @ 1.3% Cu, 0.5 gpt Au, 0.4 kg/t U_3O_8

Lac Elmer Project (Eastmain – Barrick Gold Corporation JV) - 12-km-long, gold-silver-rich unit analogous to mine horizons at Hemlo, Bousquet, Doyon and La Ronde gold deposits. Assays up to 1000 g/t silver and 34 g/t gold.

Railroad Project (100% Eastmain)

- Three Zn-Pb-Cu-Ag base metal deposits and eight VMS prospects on Brunswick Mine trend. 2001 drilling intersected 50% combined zinc-lead and 10 ounces of silver in Railroad deposit. Brunswick Mine belt accounts for 1/4 of the nation's zinc production.

JOINT VENTURE PARTNERSHIPS:

Barrick Gold Corporation, BHP Billiton, Falconbridge, Newmont Canada Limited, Phelps Dodge Corporation and SOQUEM

A Junior Explorer with a Senior Company approach

• EXPLORATION – DISCOVERY - PROFITABILITY •



EASTMAIN

NEWS RELEASE

Goldcorp - Eastmain Strategic Alliance

Trading Symbol: ER – The Toronto Stock Exchange November 10, 2003

Eastmain Resources Inc. (ER:TSX) is pleased to announce that it has formed a strategic alliance with **Goldcorp Inc. (GG:NYSE; G:TSX)** for the purposes of acquisition, exploration and development of gold deposits in Quebec.

Goldcorp acquired 2,000,000 units of Eastmain Resources Inc. as part of a recent private placement brokered by Fort House Inc. (reported October 7, 2003). Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.60 per share on or before October 24, 2005. Securities issued in the private placement are subject to a four-month hold period. Goldcorp has the right to participate in future private placements to maintain its equity interest in Eastmain and has a first right to participate in any current or future Quebec-based projects for a period of 5 years.

"This strategic alliance with Goldcorp is an important milestone in the growth strategy of Eastmain," says Donald J. Robinson, President and CEO.

Eastmain is a well-financed Canadian exploration company with one of the most significant undeveloped gold deposits in Quebec at Clearwater, a new gold project in Ontario at Reserve Creek and a new joint venture on the Abitibi Extension project. Coupled with a strategic alliance with one of the most profitable gold companies in the world, Eastmain is poised to move to the next level. "Goldcorp has recognized what Eastmain's team has managed to quietly accomplish over the past several years in a politically stable, pro-mining environment," states Robinson. He adds, "Eastmain's knowledge and experience from working in Quebec allows Goldcorp a better than average chance of exposure to profitable discovery in 'la belle province'. To have the support and confidence of one of the world's most innovative and successful gold companies adds value and recognition to Eastmain and its shareholders."

Investors are invited to meet management at the upcoming International Investment Conference in San Francisco, November 23rd and 24th and the Cambridge House Investment Conference in Vancouver, January 25th and 26th.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition with no debt, a large treasury and strong cash flow and earnings. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G respectively. Its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.